RISEDEN
                                    -------
                                 SERVICES, INC.
                              ENGINEERING SERVICES
                   P.O. Box 56733 - HOUSTON, TEXAS 77256-6733
                      (713) 781-1537 - Fax (713) 781-5422

                                January 16, 1997

Mr. Reuven Hollo
Mr. Yossi Levy
Jay Resources Corporation
1221 McKinney, Suite 3100
Houston, Texas 77010

RE:  Reserve Evaluation and
     Net Income Projection
     Farmers and Snyder Assets

Gentlemen:

     As an extension of the reserve evaluation and cash flow projections I have done for Comerica Bank-Texas, you have requested additional economic runs using your proprietary oil and gas price schedules. With Comerica's permission to use the data base and projections prepared on their behalf, attached are the economic runs you requested.

     I have made these reserve determinations and cash flow projections in conformance with the definitions and procedures approved by the Society of Petroleum Evaluation Engineers. The projections have been made using your requested price and cost forecasts as follows:

     Oil: $21.00/bbl plus or minus historical differentials for location and quality plus applicable bonuses through the life of the bonus contract, escalating at 3% per year.

     Gas: $2.25/mcf plus or minus historical differentials for location and quality, escalating at 3% per year.

     LOE:    Historical costs escalating at 3% per year.

     I have independently evaluated the subject reserves for Comerica Bank and for Jay Resources and confirm that no employee of Riseden Services, Inc. has a financial interest in the results of this evaluation.

Mr. Reuven Hollo
Mr. Yossi Levy
January 17, 1997
(as revised)

page two

     Following is a summary of the conclusions of this evaluation and the net income projections:

                                                                Net income
                           Net Oil            Net Gas              @ 9%
                            Mbbl               Mmcf                M$
                           -------            -------           ----------
   FARMERS

      Proved Developed
       Producing           120.2               2179.6             2665.5

      Proved
       Non-Producing       222.4               3169.2             6230.8
                           -----               ------             ------

      Sub Total            342.6               5348.8             7896.3

   SNYDER

      Proved Developed
       Producing           161.5               2810.5             4598.4

      Proved
       Non-Producing        10.7                1143.5             794.3
                           -----               -------            -------

      Sub Total            172.2               3954.0             5392.7
                           =====               ======             ======

   GRAND TOTAL             514.8               9302.8            13289.1

     Please advise if additional information is needed.

                                             Yours truly,

                                             /S/  J. E. RISEDEN
                                            ------------------------------------
                                            J.E. Riseden, PE
                                            President



                                          [SEAL OF TEXAS OMITTED]


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